SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

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                               Famous Fixins, Inc.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   307071 10 0
                                 (CUSIP Number)

                                October 28, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [x] Rule 13d-1(c)


                         (Continued on following pages)

                               (Page 1 of 6 Pages)

________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AMRO International, S.A.
     None

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Panama

________________________________________________________________________________
              5.   SOLE VOTING POWER

                   1,035,800  shares,  including  (i) 101,202  shares which are
                   issuable  upon  the  exercise  of  immediately   exercisable
                   warrants  and (ii) 934,598  shares  which are issuable  upon
  NUMBER OF        conversion   of  $400,000   principal   amount  of  issuer's
                   convertible debentures owned by reporting person.
   SHARES
              __________________________________________________________________
BENEFICIALLY  6.   SHARED VOTING POWER

  OWNED BY         None

    EACH      __________________________________________________________________
              7.   SOLE DISPOSITIVE POWER
  REPORTING
                   1,035,800  shares,  including  (i) 101,202  shares which are
   PERSON          issuable  upon  the  exercise  of  immediately   exercisable
                   warrants  and (ii) 934,598  shares  which are issuable  upon
    WITH           conversion   of  $400,000   principal   amount  of  issuer's
                   convertible debentures owned by reporting person.
              __________________________________________________________________
              8.   SHARED DISPOSITIVE POWER

                   None
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,035,800 shares, including (i) 101,202 shares which are issuable upon the exercise of immediately exercisable warrants and (ii) 934,598 shares which are issuable upon conversion of $400,000 principal amount of issuer's convertible debentures owned by reporting person.

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                                                   9.9%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


                                                    CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages


Item 1(a).     Name of Issuer.

               Famus Fixins, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.

               250 West 57th Street, Suite 1112

               New York, NY 10107

Item 2(a).     Name of Person Filing.

               The reporting person is AMRO International, S.A.

Item 2(b).     Address of Principal Business Office, or if none, Residence.

               The address of the principal business office of the reporting person is:

               c/o Ultra Finanz, AG, Grossmunsterplatz 6, Zurich, CH-8022, Switzerland

Item 2(c).     Citizenship.

               AMRO International is a corporation organized under the laws of the Republic of Panama.

Item 2(d).     Title of Class of Securities.

               Common Stock, $.001 par value per share

Item 2(e).     CUSIP Number.

               307071 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not applicable. This statement is filed pursuant to Rule 13d-1(c)

Item 4.        Ownership.

          (a) Amount beneficially owned by reporting person as of October 28, 1999:

                    1,035,800 shares, including (i) 101,202 shares which are issuable upon the exercise of immediately exercisable warrants and (ii) 934,598 shares which are issuable upon conversion of $400,000 principal amount of issuer's convertible debentures owned by reporting person.

          (b)  Percent of Class: 9.9%

                                                               Page 4 of 6 Pages


          (c)  Number of shares as to which such person has:

               (i)  Sole power to direct the vote:  1,035,800 shares,  including
                    (i) 101,202 shares which are issuable upon the exercise of immediately exercisable warrants and (ii) 934,598 shares which are issuable upon conversion of $400,000 principal amount of issuer's convertible debentures owned by reporting person.

               (ii) Shared power to vote or to direct the vote:

                                                          None

               (iii)Sole  power  to  dispose  or  direct  the   disposition  of:
                    1,035,800 shares, including (i) 101,202 shares which are issuable upon the exercise of immediately exercisable warrants and (ii) 934,598 shares which are issuable upon conversion of $400,000 principal amount of issuer's convertible debentures owned by reporting person.

               (iv) Shared power to dispose or direct the disposition of:

                                                          None

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

                                                               Page 5 of 6 Pages


Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                                               Page 6 of 6 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      December 31, 1999
                                            ------------------------------------
                                                           (Date)

                                            ------------------------------------
                                                /s/ AMRO International, S.A.
                                                     By: H. U. Bachofen
                                                         --------------
                                                          Director
                                            ------------------------------------
                                                         (Signature)